exhibit (g)(9)

Contacts:        Thomas Davies
                 Todd Fogarty
                 Kekst & Company
                 212-593-2655

                                            FOR IMMEDIATE RELEASE

              HENKEL SUBMITS INCREASED BID OF $61.00

         DUSSELDORF, GERMANY, December 4, 1996 -- HENKEL KGaA announced today that it submitted a bid to the Special Committee of the Board of Directors of Loctite Corporation in which it proposed, subject to execution of a mutually satisfactory definitive merger agreement, to increase its offer price to $61.00 and to drop any conditions to its offer related to potential divestitures of businesses under any antitrust laws. As previously announced, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the offer has already expired. Henkel's proposal to increase its offer price and drop certain conditions to the offer is contingent upon reaching a negotiated agreement with Loctite and there can be no assurance that any such agreement will be reached.
         HC Investments' tender offer for all of the Common Stock of Loctite is scheduled to expire at 5:00 p.m., New York City time, on Monday, January 6, 1997. In connection with its bid, Henkel proposed to shorten the period its tender offer is to remain open and, if Loctite accepts Henkel's bid, Henkel proposes to have its offer expire at midnight, New York City time, on Friday, December 20, 1996.

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